Exhibit 99.1

Glory Star Announces Closing of its $60 Million Strategic Investment at $2.48 per Share

BEIJING, May 9, 2023 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star”, the “Company” or “we”) (NASDAQ: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced that it closed its private placement with two institutional investors (the “Investors”) pursuant to the Share Subscription Agreement, dated April 18, 2023, and will issue an aggregate of 24,193,548 ordinary shares, at a purchase price of $2.48 per share for an aggregate gross proceeds of $60 million. The purchase price was agreed to by the Company and the Investors based off of the privatization price of US $1.55 per share approved by the Company’s shareholders on November 11, 2022, and with a 60% premium.

“Especially at this time when our share price is significantly undervalued, we are humbled and delighted by the Investors’ recognition in the Company’s intrinsic value and growth potential, which indeed is another milestone in a challenging landscape. With a strong foundation and supportive investors, we remain confident in our long term growth strategy to further expand our business and are well positioned to deliver shareholder value going forward.” Mr. Bing Zhang, Chairman and CEO of the Company, commented.

About Glory Star

Since its establishment in 2016, Glory Star has been focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)